UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 18, 2022

GROUNDFLOOR FINANCE INC.

(Exact name of issuer as specified in its charter)

Georgia	46-3414189
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

600 Peachtree Street NE, Suite 810 Atlanta, GA	30308
(Address of principal executive offices)	(Zip code)

(404) 850-9225

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modification to Rights of Securityholders

Effective August 18, 2022, Groundfloor Finance Inc. (the “Company”) (i) effectuated an amendment to the common stock voting agreements entered into by the Company and the Company’s common stockholders (the “Amendment”) pursuant to the terms of such common stock voting agreements; and (ii) updated the form of common stock voting agreement to be entered into by the Company and all investors who purchase the Company’s common stock (the “Common Stock Voting Agreement”). Among other things, the Amendment and the Common Stock Voting Agreement both provide that the irrevocable proxy granted by the common stockholder party thereto to the Chief Executive Officer, President, Secretary, and Executive Vice President of the Company (each, a “Company Party” and collectively, the “Company Parties”) authorizes and powers the Company Parties to vote all of the common stockholder’s shares at any meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

This summary is qualified in its entirety by reference to the Form of Amendment and the Form of Common Stock Voting Agreement, copies of which are attached hereto as Exhibits 3.1 and 3.2, respectively, and are incorporated herein by reference.

Exhibit Number	Description

3.1	Form of Amendment to Common Stock Voting Agreement, effective August 18, 2022.

3.2	Form of Common Stock Voting Agreement

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on August 18, 2022.

GROUNDFLOOR FINANCE INC.

/s/ Nick Bhargava
By:	Nick Bhargava, Executive Vice President, Secretary, and Acting Chief Financial Officer